Exhibit 99.1

Ninetowns Announces Potential Impact of Changes Relating to Export Quality Inspection

BEIJING, August 23, 2013 /PRNewswire/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, announced today that it expects its net revenues and net income to be adversely affected by recent changes to the Catalogue of Import and Export Commodities Subject to Inspection and Quarantine by the Entry-Exit Inspection and Quarantine Authorities (the “Catalogue”).

On August 1, 2013, the General Administration of Quality Supervision, Inspection and Quarantine of the PRC announced certain changes to the Catalogue. Beginning on August 15, 2013, 1,507 categories of items that were originally contained in the Catalogue are no longer subject to quality inspection prior to export, although 87 categories will still be subject to animal and plant quarantine inspection prior to export after the change to the Catalogue.

Mr. Tommy Fork, Chief Financial Officer of the Company, stated: “We are currently evaluating the impact these changes could have on our business. We expect our net revenues from sales of enterprise software and related customer maintenance services, which represented 62.9%, 81.1% and 66.2% of our total net revenues for 2010, 2011 and 2012, respectively, to decrease as the market demand for our products and services, which facilitate the processing of the required import/export declarations and approvals for the quality inspection, decreases as a result of these changes.”

Mr. Fork further stated: “We are considering possible steps we should take in response to these changes; however, there can be no assurance that any solution that we pursue will be sufficient to avoid an adverse impact.”

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE.” More information can be found at ir.ninetowns.com.

Forward-Looking Statements

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “plan,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. These statements are based upon the current beliefs and expectations of the Company’s management and involve risks and uncertainties that are subject to changes based on various factors (many of which are beyond the Company’s control), including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally as well as those detailed in the Company’s filings with the Securities and Exchange Commission. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Contacts:

Investor Relations (Beijing)

Daisy Wang, IR Manager

Ninetowns Internet Technology Group Company Limited

Phone: +86 (10) 6589 9904

Email: daisywang@ninetowns.com

Investor Relations (U.S.)

Mahmoud Siddig, Managing Director

Taylor Rafferty

Phone: +1 (212) 889 4350

Email: ninetowns@taylor-rafferty.com